SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GREEN EARTH TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

39303R102
(CUSIP Number)

John C. Hui, Esq. Morse, Zelnick, Rose & Lander, LLP 825 Third Avenue, 16th Floor New York, New York 10022 Tel: (212) 838-8599 Fax: (212) 208-6809
(Name, address and telephone number of person authorized to receive notices and communications)

May 20, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 39303R102	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Paul N. Andrecola
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	7	SOLE VOTING POWER	112,382,603
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	112,382,603
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,382,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 39303R102	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

Name of Issuer: Green Earth Technologies, Inc. (the “Company”)

Address of Issuer’s Principal Executive Offices:

1136 Celebration Boulevard, Celebration, Florida 34747

Security:  Common Stock, par value $.001 per share (“Shares”).

Item 2.	Identity and Background.

(a) Name of Reporting Person: Paul N. Andrecola (the “Reporting Person”)

(b) The Business Address of the Reporting Person is:

106 Gaither Drive, Mt. Laurel, New Jersey 08054.

(c) Principal Occupation of the Reporting Person:

The Reporting Person is the owner and Chief Director of R&D Formulations at InventeK Colloidal Cleaners, LLC (“InventeK”).

(d) Criminal Convictions involving the Reporting Person:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings involving the Reporting Person:

      During the last five years, the Reporting Person has not been: (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; nor (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Person is a citizen of the United States.

CUSIP No. 39303R102	SCHEDULE 13D	Page 4 of 5 Pages

Item 3.	Source or Amount of Funds or Other Consideration.

        On May 20, 2014 the Company issued 100,000,000 Shares to the Reporting Person in consideration for exclusive licenses to certain of InventeK’s intellectual property pursuant to the Intellectual Property Exclusive License and Distribution Agreement dated as of May 20, 2014 (the “Agreement”) between the Company, on the one hand, and the Reporting Person and InventeK, on the other hand.  The Agreement terms were provided by the Company on a Current Report on Form 8-K filed with the SEC on June 6, 2014.

Item 4.	Purpose of the Transaction.

The Reporting Person acquired the Shares for the purpose of investment.

Except as otherwise disclosed herein, the Reporting Person is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company’s Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company’s business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company’s common stock to be eligible for termination of registration under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is deemed to beneficially own 112,382,603 Shares, representing 39% of the outstanding Shares of which 100,000,000 Shares were acquired as described in Item 3 above.  This percentage is based on 289,262,093 Shares outstanding as of May 20, 2014, including the Shares beneficially owned by the Reporting Person.

(b) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 112,382,603 Shares.

(c) Except as described in Item 3 above, the Reporting Person effected no transactions in the Shares during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported by this statement.

(e) Not applicable.

CUSIP No. 39303R102	SCHEDULE 13D	Page 5 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

            None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2014	By:	/s/ Paul N. Andrecola
Paul N. Andrecola